Smart Sand, Inc.

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

January 27, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	Smart Sand, Inc.
Registration Statement on Form S-1
Filed January 13, 2017
File No. 333-215554

Ladies and Gentlemen:

This letter sets forth the responses of Smart Sand, Inc. (the “Company,” “we,” and “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 25, 2017 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed by the Company on January 13, 2017, File No. 333-215554 (the “Registration Statement”). Additionally, pursuant to discussions with the Staff we hereby submit as Exhibit A hereto for the Staff’s review a draft of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that the Company intends to file through EDGAR prior to the effectiveness of the Registration Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Facing Page

1.	We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering, not the dollar amount of the offering.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the facing page of the Registration Statement.

* * * *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours, Smart Sand, Inc.

By:	/s/ Lee E. Beckelman
Name:	Lee E. Beckelman
Title:	Chief Financial Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

EXHIBIT A